February 17, 2009
Effie Simpson, Esq.
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re	Wonder Auto Technology, Inc.
Form 10-K for the year ended December 31, 2007
Filed February 20, 2008
File No. 1-33648

Dear Ms. Simpson:

On behalf of Wonder Auto Technology, Inc. (“Wonder” or the “Company”), we hereby submit the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated October 31, 2008 and delivered to the Company on February 3, 2009 providing the Staff’s comments with respect to the above referenced Form 10-K for the fiscal year ended December 31, 2007 filed with the Commission on February 20, 2008 (the “10-K”).

For the convenience of the Staff, a summary of the Staff’s comments is included and is followed by the corresponding response of Wonder. References in this letter to “we,” “us” and “our” refer to Wonder unless the context indicates otherwise.

Annual Report on Form 10-K

Make Good Escrow Agreement, Page 35

1.
We note the disclosure on page 35 which indicates that the Company’s two stockholders’ Choice Inspire Limited (“CIL”) and Empower Century Limited (“ECL”) entered into an escrow agreement with the investors in a private placement which provided that CIL and ECL would provide certain “make good” provisions to the investors. Under these provisions, CIL and ECL deposited 3,300,000 shares into escrow which would be delivered pro rata to the investors in the event that certain net income thresholds were not achieved during 2006 and 2007. The arrangement also provided that in the event that net income thresholds were met, the shares would be released back to CIL and ECL and the Company would recognize expense equal to the fair value of the shares at the date of the release.

We also note the disclosure indicating that Wonder achieved its net income thresholds for both 2006 and 2007 and on February 8, 2007 and February 2, 2008, stockholders’ of CIL and ECL surrendered their right to receive the 3,300,000 shares in escrow and agreed to “gift” the escrowed shares to Xiangdong Gao, who is the owner of 26.91% of CIL’s outstanding capital stock. We further note the disclosure indicating that since the escrowed shares were forfeited through the gift to Mr. Gao and neither released to the investors nor released to either CIL or ECL, the Company did not recognize any expense in connection with the release of the escrowed shares.

Please note that we do not believe the fact that CIL and ECL “surrendered” their right to receive the shares and instead relinquish such right to Mr. Goa as a “gift” relieves the Company of its requirement to recognize compensation expense for the shares released from escrow since CIL and ECL were entitled to receive the shares pursuant to the original escrow arrangement as a result of the Company achieving certain net income thresholds for 2006 and 2007. Furthermore, although CIL and ECL did surrender their rights to receive the escrowed shares, these rights were transferred to Mr. Gao, a principal shareholder of CIL. In accordance with the guidance in SAB Topic 5T, we believe the Company’s financial statements should be revised to reflect expense for the fair value of the shares released from escrow as a result of the Company’s achievement of the related net income thresholds during 2006 and 2007 since the shares were transferred to a principal shareholder of CIL.

WONDER RESPONSE:  The Company respectfully notes that SAB Topic 5T is related to expenditure paid by a stockholder for the registrant.  In the Company’s case, we looked at the SEC Practice\08 SEC Staff Views – Current Issue Rulemaking Projects 11/16/98.  Based on that, the escrowed shares arrangement is not presumed to be compensatory if the shares are released to a person who has had no relationship to the registrant other than as a shareholder, and that person is not expected to have any other relationship to the Company in the future.  Since Mr. Gao is only the owner of 26.91% of CIL’s outstanding capital stock and he is not expected to have any other relationship to the company in the future, we believe that no compensation expenses should be recognized at the time of release of escrowed shares to Mr. Gao.

Item 7.A Quantitative and Qualitative Disclosure About Market Risk page 39

Foreign Exchange Risk

2.
Your current disclosures regarding your exposure to changes in foreign exchange rates does not comply with the suggested formats outlined in Item 305(a) of Regulation S-K. Please revise your disclosures regarding your exposure to changes in foreign exchange rates in future filings so that they are presented in one of the suggested formats outlined in Item 305(a)(1) of Regulation S-K.

WONDER RESPONSE:  Item 305(e) of Regulation S-K provides that “[a] smaller reporting company, as defined by §229.10(f)(1), is not required to provide the information required by this Item.” Since Wonder is a small reporting company, the Company has revised Item 7 of the 10-K to provide that such Item is not applicable to the Company.

Item 13. Certain Relationships and Related Transactions

3.
We note the disclosure on page 61 discussing the purchases of raw materials and sales of finished goods to the Company’s stockholders during 2007. Please revise the notes to the Company’s financial statements in future filings to disclose the nature and significant terms of all transactions between the Company and its stockholders or their affiliates. Refer to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

WONDER RESPONSE:  We will revise the notes to the Company’s financial statements in future filings to disclose the nature and significant terms of all transactions between the Company and its shareholders or their affiliates pursuant to the disclosure requirements outlined in paragraph 2 of SFAS No. 57.

Wonder Auto Technology Inc. Financial Statements

Note 4. Summary of significant accounting policies

Principles of Consolidation

4.
We note that in connection with the acquisition of the remaining 79.59% interest in Jinzhou Wanyou during 2007, you allocated only a relatively small portion of the purchase price to specifically identifiable intangible assets consisting of customer contracts, with the remaining portion of the excess purchase price allocated to goodwill. Please explain in further detail how the Company determined the fair value of the customer contracts acquired as part of this acquisition transaction. Also, please explain why no additional identifiable intangible assets such as production backlog, customer relationships, patents, trademarks or tradenames, favorable or unfavorable lease arrangements or other contracts, were recognized in connection with this acquisition transaction. If any other identifiable intangibles were determined to have little or no value, please explain in detail your basis for this conclusion.

WONDER RESPONSE: Jinzhou Wanyou was incorporated on September 21, 2006 and commenced its business in the first quarter of 2007.  The Company, with advice from an independent appraiser, has identified all assets acquired (including intangible assets which meets either the separability criterion or the contractual-legal criterion in accordance with SFAS No. 141R para. 3k) as of the date of acquisition with a conclusion that, except for the customer contracts, there were no other significant identifiable intangible assets (such as trademark, patents and favorable or unfavorable lease arrangements) noted as the operating history of Jinzhou Wanyou is limited.  The fair value of customer contracts acquired was determined by using estimated discounted net cash inflows from unfulfilled orders in accordance with the signed contracts with Jinzhou Wanyou’s customers.

5.
In addition, please revise the notes to your financial statements in future filings to disclose the primary reasons for the acquisition transaction, including a description of the factors that contributed to a purchase price that resulted in recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

WONDER RESPONSE:  We will revise the notes to the Company’s financial statements in future filings to disclose the primary reasons for the acquisition transactions pursuant to the disclosure requirements outlined in paragraph 51b of SFAS No. 141.

Government Grant

6.
We note from the Company’s statement of operations for 2007 that the company recognized $1,496,547 of government grant income during 2007- Please tell us and explain in the notes to your financial statements whether there are any circumstances under which such amounts could be required to be repaid by the Company. Also, please tell us and explain in the notes to your financial statements whether there are any specific conditions or requirements for use of the funds received. We may have further comment upon receipt of your response.

WONDER RESPONSE: The government grant of $1,496,547 represents subsidy from government after reinvestment of retained profits was made by the Company.  Such government grant is unconditional, non-refundable and without any restrictions on usage at the time of grant to and receipt by the Company.  We have revised Note 4 to the Company’s financial statements under the subheading “Government Grant”, as follow:

“Government grant income represents the cash receipt from the relevant government authorities as an encouragement to the capitalization of the retained profits by the Company’s subsidiaries.  Such government grant is unconditional, non-refundable and without any restrictions on usage at the time of grant to and receipt by the Company. Government grant is recognized as income at the time when the approval documents are obtained from the relevant government authorities and when they are received.”

Quarterly_ Report on Form 10- for the quarter ended June 30, 2008
Note 1. Corporation information

7.
We note from the disclosure in Note 1 to the interim financial statements, that under the terms of the Stock Purchase Agreement for the 22.49% equity interest in Money Victory Limited, Wonder may upon 30 days written notice, require the seller of the interest to repurchase shares of Money Victory owned by Wonder for cash at a price that equates to an annualized return to Wonder of no less than 20% of the amount originally invested in Money Victory. We also note that Wonders’ investment in Money Victory is also subject to a “make good” provision under which the seller may be required to transfer 347,222 shares and 347,222 shares of Golden Elephant to wonder at zero consideration in the event that Nevstar fails to attain net income of $10 million in 2008 and $14 million in 2009. Please tell us and revise the notes to your financial statements in future filings to explain what if any accounting recognition was given to the put rights that you hold with respect to your investment in Money Victory Limited. Additionally, please tell us and explain in the notes to your financial statements the planned accounting treatment to be used in the event you receive shares of Golden Elephant under the terms of the make good provision of the agreement with the seller. As it appears the purchase price for your investment in Money Victory assumed the net income targets would be achieved by Nevstar, we do not believe that any shares of Golden Elephant that are received as a result of this arrangement would result in an increase in your investment.

WONDER RESPONSE: The purchase consideration for the 22.49% equity interest in Money Victory Limited (“MVL”) was based on the Company’s valuation of MVL’s equity interest in Golden Elephant.  The Company believes that no value should be allocated to the put rights offered by Ms. Tan as the determination of the annualized 20% return was based on the expected normal return, given the size and business operations of Golden Elephant, which was agreed by the Company and Ms. Tan during the negotiation process.

In November 2008, the Company entered into an assignment agreement with an independent third party under which the Company disposed of its 22.49% equity interest in MVL and assigned all its rights and obligations to such third party for a cash consideration of $5,900,000, which represents an annualized return over 20%.  The gain on disposal was recognized in the income statement for the year ended December 31, 2008.

Other

8.
We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

WONDER RESPONSE:  Respectfully noted.

*  *  *  *

In connection with the Company’s response to the foregoing comments, the Company hereby acknowledges that

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact Joseph Tiano, Esq. of Pillsbury Winthrop Shaw Pittman LLP, our outside counsel at (202) 663-8233.

Sincerely, WONDER AUTO TECHNOLOGY, INC. By: /s/ Qingjie Zhao Qingjie Zhao Chairman and Chief Executive Officer